Exhibit 4.12
LIMITED LIABILITY COMPANY AGREEMENT
OF
RSFC LAND MANAGEMENT, LLC
     This LIMITED LIABILITY COMPANY AGREEMENT (as amended from time to time, this “Agreement”) of RSFC LAND MANAGEMENT, LLC, a Delaware limited liability company (the “Company”) effective as of February 28, 2008, is entered into by RSFC, LLC, a Delaware limited liability company, as the sole member (the “Member”).
RECITALS
     WHEREAS, the Member has caused the Company to be formed; and
     WHEREAS, the Member desires to enter into this Agreement to provide for the Company’s management and to provide for certain other matters, all as permitted under the Delaware Limited Liability Company Act, 6 Del. C. §18-101, el seq., as it may be amended from time to time, and any successor to such statute (the “Act”).
     NOW, THEREFORE, in consideration of the covenants and promises contained herein and for other good and valuable consideration the receipt and adequacy of which are hereby acknowledged, the party hereto agrees as follows:
     1. Formation of Limited Liability Company. Upon the execution, delivery and filing of the Certificate of Formation of the Company (the “Certificate”) by John F. Fletcher, as a designated “authorized person” within the meaning of the Act (which filing is hereby ratified and approved), in the Office of the Delaware Secretary of State as required by the Act, the Company was formed as a limited liability company under the Act for the purposes and upon the terms and conditions hereinafter set forth. Upon the filing of the Certificate with the Delaware Secretary of State, his powers as an “authorized person” ceased, and the Member, as the sole and managing member, thereupon became a designated “authorized person” within the meaning of the Act and shall continue as a designated “authorized person” within the meaning of the Act.
     The rights and obligations of the Member and the administration and termination of the Company shall be governed by this Agreement and the Act. This Agreement shall be considered the “Limited Liability Company Agreement” of the Company within the meaning of Section 18-101(7) of the Act. In the event of any inconsistency between any terms and conditions contained in this Agreement and any non-mandatory provisions of the Act, the terms and conditions contained in this Agreement shall govern. The Member may execute and file any duly authorized amendments to the Certificate from time to time in a form prescribed by the Act. The Member shall also cause to be made, on behalf of the Company, such additional filings and recordings as the Member shall deem necessary or advisable.
     2. Members. RSFC, LLC is the sole and managing member of the Company. The Member was admitted to the Company as a member of the Company upon its execution of this Agreement.

     3. Purpose. The purpose of the Company is to engage in any and all lawful businesses or activities and exercise any powers in which a limited liability company may be engaged under applicable law (including, without limitation, the Act).
     4. Name. The name of the Company shall be “RSFC LAND MANAGMENT, LLC”.
     5. Registered Agent and Principal Office. The name and address of the registered agent of the Company for service of process on the Company in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The address of the registered office of the Company in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19808. The Company may have such other offices as the Member may designate from time to time. The mailing address of the Company shall be 10877 Wilshire Boulevard, Suite 710, Los Angeles, California 90024.
     6. Term of Company. The Company was formed as of the date hereof upon the filing of the Certificate with the Secretary of State of the State of Delaware and shall continue in existence in perpetuity unless its business and affairs are earlier wound up following dissolution at such time as this Agreement may specify.
     7. Management of Company. All decisions relating to the business, affairs and properties of the Company shall be made by the Member in its capacity as the managing member of the Company (the “Managing Member”). The Member may, in its discretion, appoint such officers of the Company as the Member may deem necessary or advisable to manage the day-to-day business affairs of the Company (the “Officers”). The Officers shall serve at the pleasure of the Member. To the extent delegated by the Member, the Officers shall have the authority to act on behalf of, bind and execute and deliver documents in the name and on behalf of the Company. No such delegation shall cause the Member to cease to be a member of the Company. Such Officers shall have such authority and responsibility as is generally attributable to the holders of such offices in corporations incorporated under the laws of Delaware. Notwithstanding any other provision of this Agreement, RSFC, LLC, either in its capacity as the Member or the Managing Member, acting alone, has the authority to bind the Company and is authorized to execute and deliver any document on behalf of the Company without any vote or consent of any other person or entity.
     8. Initial Capital Contribution. The Member will, concurrently with the execution of this Agreement, make an initial capital contribution of $1,000 in cash to the Company.
     9. Distributions. Each distribution of cash or other property by the Company shall be made 100% to the Member. Each item of income, gain, loss, deduction and credit of the Company shall be allocated 100% to the Member. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not be required to make a distribution to the Member on account of its interest in the Company if such distribution would violate the Act or other applicable law.

     10. Capital Accounts. A capital account shall be maintained for each Member in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv).
     11. Dissolution and Winding Up. The Company shall dissolve and its business and affairs shall be wound up (i) pursuant to a written instrument executed by the Member, (ii) at any time there are no members of the Company, unless the Company is continued in accordance with the Act, or (iii) when required by a decree of judicial dissolution entered under Section 18-802 of the Act. In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the property of the Company in an orderly manner), and the property of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the Act.
     12. Amendments. This Agreement may be amended or modified from time to time only by a written instrument executed by the Member.
     13. Governing Law. This Agreement, and all rights and remedies in connection therewith, shall be governed by, and construed under, the laws of the State of Delaware, without regard to otherwise governing principles of conflicts of law or choice of laws.
     14. Severability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.
     IN WITNESS WHEREOF, the party hereto has duly executed this Agreement as of the date first set forth above.

MEMBER:

RSFC, LLC Sole and Managing Member

By:	/s/ Colin Morris

Name:	Colin Morris

As an authorized officer of Rentech, Inc., acting as the Sole and Managing Member of RSFC, LLC